September 20, 2013

Office of the Chief Accountant

Securities and Exchange Commission

100F Street, NE

Washington, D.C. 20549

Dear Sir/Madam:

We have read the statements included under Item 4.01 in the Form 8-K dated September 18, 2013 of Apollo Acquisition Corporation (the "Company") to be filed with the Securities and Exchange Commission and we agree with such statements insofar as they relate to our dismissal and our audits for the years ended June 30, 2012 and 2011, and our reviews of interim financial statements. We cannot confirm or deny that the appointment of KLJ & Associates, LLP was approved by the Board of Directors, or that they were not consulted prior to their appointment as auditors.

Very truly yours,

PMB Helin Donovan, LLP

/s/ PMB Helin Donovan, LLP

Austin, Texas